

March 3, 2011

Via Facsimile ((202) 572-1434) and U.S. Mail

Keith E. Gottfried, Esq.
Blank Rome LLP
600 New Hampshire Avenue
Washington, DC 20037

      Re: **Herley Industries, Inc.**
               Schedule 14D-9 filed February 25, 2011
               SEC File No. 005-34884

Dear Mr. Gottfried:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Agreements with Executive Officers and Payments Upon Change in Control, page 6

1.   We note that neither Mr. Thonet or Mr. Eckstein have agreed to new employment agreements with Kratos. Please revise your disclosure to state whether any decision has been made on the employment status of Mr. Thonet and Mr. Eckstein and quantify all payments due each of them upon the termination of their employment under their respective employment agreements.

Financial Information and Projections, page 34

2.   We note on page 36 that you have disclosed only "certain" projected financial information made available to third parties. Please revise your disclosure to include the full financial projections.

3.   We note that the financial projections included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions